UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 336th MEETING OF THE BOARD OF DIRECTORS

HELD ON JANUARY 31st, 2018

1.         DATE, TIME AND PLACE: At 09:00 a.m., on January, 31st, 2018 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”).

4.         PRESIDING BOARD: Chairman – Yuhai Hu and Secretary – Gustavo Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, with due abstentions from voting, unanimously resolved as follows:

(i) To take cognizance and discuss the following matters examined by the Board’s Advisory Committees and Commissions during the month of January: (a) Management Processes, Risks and Sustainability Committee: 1) Real State Sale (RGE Sul); 2) Hiring of logistic operator companies (3rd party logistics provider – 3PL), warehouse and distribution (CPFL Paulista, CPFL Piratininga, CPFL Jaguarí, RGE and RGE Sul); 3) Amendment of facilities’ supplier contracts (CPFL Paulista, CPFL Piratininga, CPFL Jaguarí, RGE e RGE Sul);  4) Amendment of the Bylaws to include activity in the corporate object (Centrais Geradoras); 5) Alignment of the power purchase governance in CPFL Trading Companies’ bylaws; (b) Corporate Finance and Budget Commission: 1) Intercompany Loan CPFL Renováveis/ Adjustments to the prefunding in relation to the loan; 2) Tax Credits – CVM Inst. 371/2002; 3) CPFL Institute’s Annual Plan; 4) Dividends EPASA (c) Strategy Work Commission: 1) Energy purchase UHE Campos Novos - ENERCAN; 2) Amendment of the Bylaws to include activity in the corporate object (Centrais Geradoras); 3) Alignment of the power purchase governance in CPFL Trading Companies’ bylaws (d) Human Resources Committee: 1) Executive Officers’ 2018’s target definition; 2) Election of regulatory officer in DisCos.

(ii) To take cognizance of the managerial highlights and material facts occurred since the last meeting of the Board of Directors, as reported by the Chief Executive Officer. The Chief Executive Officer has concede time for the Chief Financial Officer to explain about the swap transaction, approved by the Board of Directors in January, 11th, 2018. The Chief Financial Officer explained that the Board of Executive Officers, in accordance with its Resolution 2018012-E has decided to limit (respecting the maximum parameters approved by the Board of Directors) the parameters of the transaction.

(iii) to approve the Executive Officers’ targets for the year 2018, in accordance with the Executive Officers’ proposal that shall be filed in the Company’s headquarters.

(iv) to approve, in accordance with the Resolution n. 2018007-E, (i) an intercompany loan between the Company (Lender) and CPFL Energias Renovaveis S.A. (“CPFL Renováveis”) (Borrower) in the amount of up to R$ 800,000,000.00 (eight hundred million reais), considering both CPFL Energia and CPFL Geração released amounts; (ii) a corporative guarantee of CPFL Energia, whether the funding is taken by CPFL Geração, in the total amount of up to R$ 500,000,000.00 (five hundred million of reais).

(v) to recommend, in accordance with the Resolution n. 2018007-E  (i) the favorable vote to its representatives in the Board of Directors of CPFL Renováveis (borrower) and CPFL Geração de Energia S.A. (“CPFL Geração”) (lender) of the proposal of an intercompany loan in the amount of up to R$ 800,000,000.00 (eight hundred million reais), (ii) the favorable vote to its representatives in the Board of Directors of CPFL Geração for the proposal of an additional loan to its Pre-Funding Plan, approved by Resolution of the Board of Executive Officers 2017102-E, for a Foreign Currency Loan based on Law 4,131/62 with CDI swap (as well as assignment of this swap as guarantee), debenture issues or other working capital operations under the following conditions: amount up to R$ 500,000,000.00 (five hundred million of reais), or equivalent quantity in others currency.

(vi) to approve, in accordance with Resolution N. 2018006-E the technical feasibility study of realization of deferred tax asset balances, in accordance with CVM Instruction 371/2002, in 2017. It was consigned that the elaboration of the study was previously submitted to the Fiscal Council’s approval.

 (vii) To approve CPFL Instituto’s annual plan, in accordance with the Executive Officers’ proposal that shall be filed at the Company’s headquarters.

(viii) To approve, in accordance with Resolution n. 2017135-E, the Minimum Value of Sale for a property owned by RGE Sul Distribuidora de Energia S.A. ("RGE Sul") regarding a Santa Cruz do Sul Land: property located at Rod RST 287.

(ix) recommend, in accordance with the Resolution n. 2018010-E, the favorable vote to its representatives on the Board of Directors of the controlled companies, for approval of the contract and amendments in the terms of the abovementioned Resolution.

(x) to recommend, in accordance with Resolution n. 2018009-E,  the favorable vote to its representatives on the Administrative Bodies of its controlled companies, for approval of an amendment of value and term extension of the contract for facilities cleaning services.

(xi) to approve the changes in the corporate calendar, in accordance with the document that is filed in the Company’s headquarters.

(xii) to  approve the appointment of Mr. Andre Luiz Gomes da Silva, Brazilian, Electrical Engineer, married, bearer of RG N. 259753464 and CPF N. 246744258-67, with residence in the City of São Paulo, State of São Paulo, to be elected, by the respective  Shareholders’ or Board of Directors’ Meeting, as Regulatory Director of the companies CPFL Paulista, RGE, RGE Sul and Santa Cruz.

(xiii) To recommend, in accordance with the Resolution n. 2018004-E, the favorable vote to its representatives on the Board of Directors of CPFL Geração de Energia S.A. (CPFL Geração), the energy purchase by CAMPOS NOVOS ENERGIA S.A. (“ENERCAN”)  of up to 35 (thrity-five) MWavg for 2018, to mitigate the GSF risks on the ACL’s energy portion, and no impacts for CPFL Geração.

(xiv) to recommend, in accordance with Resolution N. 2018003-E, the favorable vote to its representatives in the Partners’ Meeting of CPFL Centrais Geradoras Ltda. (“CPFL Centrais Geradoras”), of the amendments to its Articles of Association, regarding the change of the corporate purpose, which shall become effective with the following wording: “Second Clause - The society has the corporate purpose of: (a) generation of electric energy; (b) commercialization of electric energy; (c)  participation in the capital stock of other companies, individually or in consortium of enterprises directed to the exploitation of energy; (d) the provision of engineering services, of its own or outsourced; preparation of designs; implementation; operation and maintenance of infrastructure for commercial and industrial facilities; general consulting in the energy market; (e) lease and commercialization of goods necessary for the implementation and modernization of electric energy generation stations.”

(xv) to recommend, in accordance with Resolution N. 2018011-E, the favorable vote to the Company’s representatives in the Board of Directors of Centrais Elétricas da Paraíba S.A. - EPASA (“EPASA”), the approval of the proposal to the Extraordinary General Meeting of EPASA for reversion of the accrual of profit retention reserve for investments, considering the period of December 31st, 2015, for consequent declaration of dividends, and the payment to the shareholders shall occur on a date to be defined by the Executive Board of EPASA, according to the cash availability.

(xvi) to recommend, in accordance with Resolution N. 2018002-E the favorable vote to its representatives in the Shareholders’ or Partners’ meetings of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Planalto Ltda. (“CPFL Planalto”), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”), Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”) e  and CPFL Brasil Varejista S.A. (“CPFL Brasil Varejista”), to (i) approve the rules and proceedings for approval of power purchase and sale transactions, valid from December, 26th, 2017 onwards, for a total cumulative amount of purchase of up to 9,000,000 MWh (nine million megawatt hours); and  a total cumulative amount of sales of up to 9,000,000 MWh (nine million megawatt-hours); (ii) ratify power transactions that  were celebrated from December, 26th, 2017 until the  relevant Shareholders’/ Partners’ meeting.

Afterwards, the following items were presented: (a) Corporate Risk Map; (b) Business Development Follow-up; (b) Monthly Results; (c) Monthly Health and Safety Report; (d) Directors Evaluation Questionnaire; (e) Pipeline (Jan/Mar).

Regarding the Safety subject, the Board of Director’s chairman, Mr. Hu, has made the following suggestions to the Executive Officers: (a) to insert safety information/guidelines in the energy bill; (b) to utilize media means to communicate/ guide the population about safety; (c) to have the employees participate in schools and associations events to give guidance about safety; (d) to install warning plates in places with risk of touch in the power grid; (e) to install short-circuit protection in houses and apartments; (f) to analyze the possibility of distributing  to the consumers promotional gifts related to safety. The Board member, Mr. Marcelo Moraes, has suggested the use of CPFL Instituto’s activities to divulge information about safety subject.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Yuhai Hu (Chairman), Mr. Daobiao Chen, Mr. Andre Dorf, Mr. Yang Qu, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, January 31st, 2018.

Yuhai Hu

Chairman

Gustavo Sablewski

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 9, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.